Exhibit 99.1

For Immediate Release For more information, contact: Ben Sterling, CNH Capital Ben.sterling@cnh.com (262) 636-6949
Aquascape, Inc. and CNH Capital
Offer Innovative Financing Solutions
RACINE, Wis., Sept. 25, 2007 — Aquascape, Inc. (“Aquascape”), the St. Charles, Ill.-based firm that pioneered the “balanced ecosystem” method of pond building, has entered into an agreement with CNH Capital America LLC (“CNH Capital”) to offer the Aquascape Professional Card—a dedicated credit line for Aquascape distributors, retailers and certified contractors to use when purchasing Aquascape pond packages, parts, components and accessories.
CNH Capital, based in Racine, Wis., is the financial services business of agricultural and construction equipment maker CNH Global N.V.
“We will be offering many payment specials with the new card to help our contractors purchase Aquascape products during the slower times of the year, with 90 days no payment, no interest options,” said Jeff Payton, Aquascape’s Executive Vice President of Business Development.
Eligibility for Special Promotions
As part of the agreement, Aquascape will offer unique promotional programs each quarter. The first promotion will offer no payments and no interest for 90 days with purchases of $250 or more for qualified account holders. This promotion will run from September 1 through October 31, 2007.
Representatives of CNH Capital were on hand to kick-off the program at the Pondemonium event held recently at Aquascape headquarters in St. Charles, Ill.
“We are pleased to offer financing solutions that directly support Aquascape’s goal—that is, to help its customers succeed at building, selling and retailing water features,” says Don Pralle, Senior Director, CNH Capital Partner Programs. “This is an exciting growth industry, and we are delighted that we can be part of that growth.”
About Aquascape, Inc.
Aquascape is North America’s leading innovator in the water gardening industry. Aquascape invented the low-maintenance, naturally balanced ecosystem pond that is the # 1 contractor-installed water garden. The St. Charles, Illinois headquarters, dubbed “Aqualand,” received Silver Level recognition in the Leadership in Energy and Environmental Design (LEED) Green Building Rating system. Aquascape’s mission is to help our customers succeed at building, selling, and retailing water garden products. Aquascape and its vast network of Authorized AquascapePRO™ Distributors sell exclusively to contractors and retailers. Founded in 1991, Aquascape made the Inc. 500 list of fastest growing private companies four years in a row. In 2005, founder and CEO Greg Wittstock was named one of America’s Best Bosses by FORTUNE Small Business Magazine and Winning Workplaces™. More information about Aquascape, Inc. can be found on the company’s web site at http://www.aquascapeinc.com.
About CNH Capital
CNH Capital, the financial services business of CNH Global N.V. (NYSE: CNH), provides a comprehensive range of services, including wholesale and retail financing, leasing, insurance, asset management, and revolving lines of credit, for the global marketplace. Building on 50 years’ experience in the equipment finance industry, CNH Capital services a portfolio of more than $15 billion, helping customers through various wholly owned subsidiaries and joint ventures throughout North America, Latin America, Europe and Australia. More information about CNH Capital can be found at www.cnhcapital.com.